Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Tuesday, June 14, 2022, Orestes Fintiklis, Chief Executive Officer of ITHAX Acquisition Corp., a Cayman Islands exempted company (“ITHAX”), and Jim Dullum, Chief Operating Officer of Mondee Holdings II, Inc. (“Mondee”), gave an interview at the Oppenheimer 22nd Annual Consumer Conference. Below we provide a transcript of the interview.

<<Orestes Fintiklis, Chief Executive Officer, ITHAX Acquisition Corp.>>

Hello everybody, I am the CEO of ITHAX Acquisition Corp. which is a travel focus SPAC, which is completing very, very shortly a business combination with Mondee, a travel tech company. By way of background I am the Founder also but private equity fund called Ithaca Capital Partners, which specialized and focused exclusively on hospitality and travel.

And here on the line we have with us Jim Dullum, who is the COO of Mondee. Jim will take us through the main part of the presentation. By way of background Jim is a veteran in the industry. He used to lead the travel group of TDS, 34,000 employees reporting to him. Out of that group for those of you that are intimate with the history of travel out of that group three companies spun out. One of them ultimately became Amadeus, which is the largest GPS out there. Another one became Expedia, which is the second largest online travel agent globally. And the third one became a BCD, which is the second largest travel management company.

And with that in mind, clearly a wealth of knowledge, Jim will present Mondee that he’s the COO and then I will take the second part of the presentation to present a transaction in certain other details and updates. Jim, over to you.

<<Jim Dullum, Chief Operating Officer, Mondee>>

Thanks, Orestes. Appreciate that. Let me – as Orestes said, let me walk through a little background on who Mondee is, how we got here and where we’re going. So I’ll start with this slide, just a quick overview. Mondee is a $3 billion travel marketplace. We transact about $3 billion worth of business on our proprietary technology platform that we’ve developed over a number of years and kept very, very state-of-the-art.

And we transact for primarily intermediaries in the travel business, travel agents and what travel agents are becoming. Today, we have a 50,000 travel agents on our platform and with those 50,000 travel agents transacting that $3 billion of travel business, we have created $170 million plus annual revenue business that going into the pandemic was profitable and coming out of the pandemic, we are again profitable both at the EBITDA line as well as we are now cash flow positive again as of the first quarter of 2022.

We’ve disrupted a segment of a $1 trillion market that I’ll describe in a minute on that platform and done it cash – we’re done it with being profitable as well as growing very substantially from 2015 to 2019, we had a 40% CAGR organically. We’ll talk about that a little bit more in a minute. And on top of that, when we put in our acquisitions, our inorganic rate was almost 60% CAGR for those five years.

In addition to the organic growth, as I said, we had the inorganic growth. What we have created here is also an M&A platform, a very effective M&A platform where we’ve been able to accretively bring 14 companies into our ecosystem over time. We started with initial seven, we added seven more during the pandemic and that has been a part of our growth.

Why is that important? That’s important because we are going to use that. We’re going to use that M&A platform with the proceeds from this transaction to go and continue growing the business more faster going forward. What market do we play in? It’s a $2 trillion market. And in that $2 trillion market, we look at a slightly smaller piece of it than $0.9 billion – $0.9 trillion piece is the self-service low tech, very low touch, no touch side of the market, which is dominated by the online travel agents, the supplier direct, the airline hotel, et cetera. Supplier direct websites, it’s where you can get, you can buy travel, you can buy it with little or no service. And as long as you’re willing to put the time and effort into it, you can curate your own trips, or you can do simple trips.

The other side of the market, which is even larger, the $1 trillion side of the market is the assisted unaffiliated side of the market. This is where you want to go to get help, where you’re doing something more complex, or you need to get access to special inventory, et cetera. This is where Mondee went. When Mondee started, we went in here and we disrupted a $70 billion segment for sub segment of this $1 trillion component to the market. That was the North American wholesale airfare segment to the market.

We’ll explain how we did that, but we’ve gone and we’ve dominated. We are the largest player in that space with our transactions. And we now continue to expand, as you will see the business we are adding to that as we did airfares, now we’re adding additional inventory like hotels and cars and cruises, et cetera. We’re adding that in. So we’re expanding our portfolio. We’re expanding our space within that $1 trillion market that we’re going after. And we’re expanding our methods of distribution.

Here’s where we started. We started this is a company we’ve been around for a while in 2011, 2012. We acquired a number of North American airfare consolidators, by the way a number of these companies that at that point been around for 40 years. So we have a long deep history within our company of being in the travel industry. We acquired those we start to create our global content hub for these North American airfares, wholesale airfares. We then spent three years, couple $100 million, and we built that state-of-the-art proprietary tech platform, it’s called TripPro. You wouldn’t recognize it as a consumer brand, but it is a travel brand.

And we had a couple of thousand travel agents on that at that time. We then grew that business with that new state-of-the-art platform. We grew that business 2015 to 2019, as I described at a 40% CAGR where we grew it from just a couple of thousand travel agents to over 50,000 travel agents on that platform. At the same time within that North American wholesale airfare market, we grew from our market share from just under 2% to the market to over 4.6% to the market by 2019. With the acquisitions we did during the pandemic, which took our net revenue from just under a $100 million to about $170 million, we actually expanded our market share to about 6.4% to the market.

To give you a sense of the scope of this, at that point in 2019, we were handling 50 million searches a day. We were doing over 5.4 million air tickets during that year and to sort of benchmark that for you, the largest OTA in that year did just over 7 million air tickets. So that to give you a sense of sides. And again, I’ll just remind, we did this very profitably. We had about a $40 million EBITDA that year. So we were both a growth and a value company, right?

How does this work? This is a simple picture of a value chain, right? That you go from supplier through distributor to consumer. What we did? We came in and we solved problems across this value chain for people for the travel agents who were in the middle, who were using primarily blue screen command driven systems that they’re pretty old technology within the travel industry.

We took those blue screens and with our tech platform and replaced them. It was the equivalent of taking a technology from MS-DOS to Windows. And so we replaced it with a very efficient buoy with all of the algorithms behind it that did a lot of the work that the travel agency would have to be sitting there banging away on the keyboard. So we gave them a very effective cost effective platform, which had access to excellent content on the supplier side, all of that those wholesale airfares that we had put together with over 500 airlines. Today, we have agreements with over 500 airlines, which is almost all of the airlines globally by the way.

And we provide them with an opaque channel through the travel agencies to close user groups on the supply. On the consumer side, we supply them with an opaque channel to sell their inventory at discounted rates as opposed to putting it out on the broadcast published – the published broadcast published networks and published fares, which are usually then diluted to their yields to their to their prices for us.

They sell us this discounted inventory through this platform with a 50,000 travel agents over to the consumer. The consumer is getting a better deal generally. It is a closed user group. So it’s targeted. It is micro targeting as opposed to broadcasting to these closed user groups who then take this inventory and utilize it for their travel with a very, very sticky interface back to the distributor.

So we’re solving the supplier problem. We’re giving the distributor a good tool and we’re providing them or we’re providing the consumer a good experience. We make money from this. As you see on this slide in 2019, when we’re primarily still airfares, the burnt orange part of this bar is our revenue that comes from our customer economics. This is where we’ll take that $1,000 New York to London trip. We will buy it for $800. We will mark it up $50 to $80. We will then sell it on an intermediary travel agent as an example who will then put their markup on it and sell it on to their consumer.

Their target consumer in this closed user group will sell it to them at a price that is below the $1,000 retail. So it works for the consumer. They get a good deal. It works for the distributor, the travel agent in this case. They get a markup, we get a markup and the airline gets to move perishable inventory they probably would not otherwise have sold. That’s the consumer economics piece.

The yellow bar that is the supplier economics piece for the airlines or the hotel companies, et cetera. This is supplier economics. This is where we get commissions for overrides for performing in certain markets for them. And those are funds that we earn that we get paid from them part of our revenue. The blue is for the GDS, the global distribution system to say versus the travel ports, et cetera. Where we are providing and we’re putting the – some of these bookings down their channel and they pay us a booking fee for doing that.

That was our traditional source of revenue and coming into 2019 selling airfare $170 million net revenue, $3 billion at gross and we were making $40 million of EBITDA in that model. During the pandemic, we chose not to just throw a bunch of money into marketing at a very soft market. We chose instead to put it into our technology and enhancing and broadening our technology and our revenue streams. With the investments we made in technology, we were able to in our booking path, add ancillaries seats, bags, et cetera, that we were able to provide for the consumer, a better product for the travel agent more things to sell.

And for the suppliers, we were giving them their ancillary revenue. We were able to develop a very good way of doing that, very sticky and get revenue from that. We put money into FinTech into doing all types of wallets, into providing fraud protection, into providing virtual cards to be able to purchase with, which gave us yet another revenue stream.

We added insurance to our set. So we were able to sell insurance to our system and benefit from that where in most cases we’re able to keep half of the fee that we charge for selling insurance. The premium we’re able to keep that the other half going to the insurance company. So high margin revenue for us. We added subscription products. What that did for us is broaden and de-risk our revenue stream.

And as you see in the bottom right here, you see that the take rate, which is the difference between that gross revenue, the $3 billion that’s going through the marketplace and our net revenue. Our take rate has been increasing 4.2% going up to over 5% in 2019. Our target for 2023 is just under 8% take rate with this diversified revenue stream. And as Orestes will talk about maybe a little later that we’re already beating that number in 2021.

So that’s where we’ve been and how we’ve made money. Where are we going? When we look at the market and been looking at it for the last couple of years, we’ve looked at typical generational chart here, right? The baby boomers going to the Gen Xers now to the group that is really driving travel. the most influential and the biggest purchasing group, millennials and Gen Zs, who are also the group that have helped to create the gig economy and what we call the gig travelers.

Well, we’ve looked at that and said, what does that market want? What do they need? Well, it’s social media generation. They want everything mobile, everything commercial, everything conversational commerce with all of the plethora of inventory that’s out there now. They want better curation. They want very personalized experiences, and they want that all delivered to them in whatever channel they want to get it. So we looked at that and said, let’s make sure our technology’s providing that for the future because that’s where this industry is going.

And then we looked at what’s happening then in the distribution channel. Well, the traditional travel agents are also part of the gig economy now, particularly spurred on by the pandemic, right? You now have travel agents that are working from home. They’re working remotely. You have influencers that have emerged who they’re traveling. They have sometimes thousands – tens of thousands. In some cases, even millions of followers who are looking at where they go, what are they doing? How are they doing it? And they’re doing that all on social media generally without a way to transact.

So we looked at that and said, that’s interesting. Our platform needs to do that as well. So now cut to our ecosystem. How does it do that? Well, if you look at this as simple stack, right? Our technology platform on top of which our content, our distribution channels, and then our ways of getting to market, well, our technology stack, we have MarTech that’s built into it that the travel agents use to market their products or the new travel advisors to their consumer base. We have all of the self-service self-enrollment so that people can take care of themselves.

We have the FinTech type products that I was describing earlier, and we have conversational commerce, and this is not conversational commerce, which is a frustrating conversation with an AI chat bot. This is true conversational and collaboration commerce where our consumer that millennial, Gen Z, gig worker or gig traveler use whatever portal they want, WhatsApp Facebook, whatever portal they can get into our system and be able to interact with our experts and service providers.

So how did we come at this much like I’m sure most of you have your Uber app as a passenger or some of your Uber drivers you’ll have an – you’ll have your Uber driver app. Well, same concept here. The agent app or the intermediary app and the traveler app, right? So we have both of those. And with that, what we’re able to do is go to our 50,000 travel agents. And then to now the gig economy that’s expanding for travel agents or travel workers who are looking for more to do. We can provide them an app and they can put it on out to their consumer. And through that, we can also provide it to the influencers so that they can better communicate in this case, even transact with their followers.

By doing that, we’re almost able to crowdsource service providing on almost on a localized basis, same thing over in content, we started with their content. We have added hotel, we’re now – and car, we’re now adding cruise. And then we made a recent announcement just yesterday, where we’re adding access to a lot of entertainment and activity industry, theme parks, and theaters and sporting events, et cetera. So we’re adding that to our global content hub. And then with the influencers, et cetera, we’re also able to content – we’re also able to crowdsource local content as goes forward.

Now our intermediaries passing the app to their consumer and their consumers are then becoming part of the network, right? They are closed user group consumers. And so we’ve now taken our apps to market in this way. We had TripPro that we’ve described, which is for the intermediaries. We have throughout the pandemic added the following. We’ve added TripPlanet, which is the small and medium enterprises, small and medium businesses, organizations, et cetera. We’ve added Rocketrip, which is going to businesses. We’ve added Unpub, which we just recently launched. That is just at the end of last year going to the consumer direct as a subscription product to keep it in a closed user group. So these are the ways we’re going to market.

Now we’ve gotten to this point mentioned earlier that we’ve acquired seven companies, because that’s where we’re going. How do we then get, well, we’ve built this engine for this M&A engine, this – where we’ve accretively brought these 14 companies in. When we started the first seven businesses that we acquired were all about getting that content hub going.

During the pandemic, we acquired seven more businesses. And all of these are accretively brought onto this technology ecosystem that we have. And we brought those in one of these is a B2C company. So we were able to start the B2C part of the business. One of these was a business to enterprise company. The large corporations, Rocketrip did that for us. One of these was to help us get more hotel – access to hotel products, hotel booking company.

We brought that in. So we can start adding hotels, et cetera, to our global content hub and our booking capability. So some of this was then just to deepen our content. We saw how well that was working. So we started talking to a number of other companies. And during the pandemic, we started looking when we were engaging in active discussions of 12 companies, eight of which we were very close on. We could bring some transactions together.

And these are all intended to expand again, our distribution capabilities, such as we’re primarily North American base today, although we’re North American base with about 80% of our traffic is outbound, international outbound traffic, but we’d like to see a presence in Europe. So we’re looking at some distribution in Europe, we’re looking at more content, hotel content, hotel content in Europe, we’re looking at cruise content, et cetera.

So we’re looking at acquiring these companies. We have discussions which mean we can do them very accretively, we think we can buy these companies in that sort of five to seven multiple range, which would be accretive for us and add substantially to revenue and to earnings. So when we looked at that we said, how are we going to do this? We need to raise the capital along comes ITHAX. And we got together with ITHAX and said, hey. We’re becoming again a cash positive, EBITDA positive company. We’re not looking for money to just run the business. We’re looking for money to grow the business. We’re looking for funding to grow the business.

So how do we get that funding? We talk – this is a good way to do it. Let’s go raise the capital. And we wanted to do it with ITHAX because these – the people run ITHAX, they are hospitality experts, they’re industry experts and arrestees will describe that. But these are folks that have brought value to us before we’ve even completed the deal to get the funding going. They brought us connections and hospitality in and all the deals that have been very accretive for us so far. So with that, let me kick it to arrest these to kind of describe the transaction and how some of this works for all of us together.

<<Orestes Fintiklis, Chief Executive Officer, ITHAX Acquisition Corp.>>

Thank you very much, Jim. A few words on the sponsor, like I said before, the sponsor is basically the founders of Ithaca Capital, which is a hospitality and travel private equity fund and Axia Ventures, which is an investment bank with a lot of experience in the same sectors. So the important point here is that this is our area of expertise and we’re not venturing outside what we know and where we have deep knowledge and connections.

The second point is that we are mostly a special situations private equity fund, Ithaca Capital. So raising SPAC was a one-off transaction for us, deriving out of a very specific market circumstance, which was a dislocation and arbitrage valuations between private and public markets specifically in the context of travel. So if you looked during the pandemic a few months into the pandemic, private companies were transacting at deep discounts with the pre-pandemic valuations, whilst in the public domain, even though the players had their revenue, 70%, 80%, 90% down.

And when, I mean, the players, every player like anything from Expedia booking, even traditional players, like [indiscernible] (0:22:54), those players had the substantial reduction in the revenues impacted by once in a lifetime shock to the industry. And yet five, six, seven months into the pandemic, they were trading at historic highs, which created a clear arbitrage opportunity between private and public companies, specifically in travel and specifically at this point in time, this is what we sought to capitalize on Mondee falls squarely within the strategy.

The transaction is very simple. We are valuing the company at 10.5 times 2023 EBITDA, the entire process of the transaction of both the PIPE and the SPAC they’re going into the deal, nobody’s taking any money out, the biggest shareholder, which is the management plus two private equity funds that are packing them. They are rolling a 100% of their stake. So the process of the transaction they are used accretively to acquire smaller players at 5, 6, 7 times EBITDA, we are bringing the company to market at 10.5 times EBITDA, we think it’s going to trade 14, 15 times EBITDA based on the comps. So it’s a clear accretive M&A strategy here.

The second point to highlight is that we have a $70 million all equity PIPE at $10. We raised the first $50 million in December 2021, and we access another $20 million a few months ago, which is a very important point to highlight given the state of the SPAC market’s extremely difficult to raise a PIPE. And even most of the PIPEs that are being raised, they are mostly hybrid instruments, convertibles and the like or equity at the discount. In this case, we have the Holy Grail of PIPEs, which is a whole equity PIPE at $10, right, which basically validates not only the conservative nature of our underwriting, but also the strength of Mondee as a company.

The management team we talked about Jim at the beginning of the presentation, every single player here, including Prasad, who is the Founder seasoned entrepreneur. He already sold two companies successfully to Mercedes and Lowe’s. The bottom line is that the management, which is the largest shareholder and we build the largest shareholder post-closing is both very capable with experience in travel and also I believe but also technology. And more importantly, they are incentivized 100%, nobody’s exiting. So they have all the incentives to execute the organic and inorganic vision that Jim has set out. Going to the underwriting, again, we think we are unique. Why am I saying that we have underwritten this transaction more as a private equity transaction as opposed to some of the high portfolio that you may have seen in the SPAC market out there?

What do I mean by that? We effectively took the 2019 revenues and EBITDA over the company and we made two major assumptions. The first one was that travel would recover by 2023 to the 2019 levers, which is a very conservative assumption for this company because Mondee is mostly selling leisure travel, not corporate travel, which is expected to recover and is recovering much faster than corporate.

The second assumption we made was that the take rate of the company. So the percentage between the gross transaction volume and the net revenues would increase from 5.4% to 7.9%, which Jim mentioned – for the reasons that Jim mentioned this diversification in MarTech, InsurTech and basically FinTech revenue streams. The important point here is that this is no longer an assumption. We have already exceeded an eclipse, the 7.9% target two years earlier by reaching 9.8% take rate in 2021.

So with this in mind, the $18 million EBITDA that we have underwritten, this transaction is very conservative for a number of reasons. First, it’s based on a 7.9% take rate. We are already at 10% almost. So this is adding another $37 million of EBITDA. We have assumed no growth in market share. We assume that Mondee will have the same market share in 2023 that it had in 2019, which you may recall this company is doubling or tripling his market share every few years.

So it’s very, very fair to assume that it will add a few percentage points to its higher market share, which is adding another $20 million, $30 million of EBITDA. The new products we described – we said that we only took into consideration, the products that the company had in 2019, which is TripPro and Rocketrip. Since then, the company has launched TripPlanet and Unpub, which already have access to tens of millions of users and subscribers.

And we have not added any – we haven’t assigned any value to those products. If you assigned some value there, there is $20 million, $30 million additional EBITDA. We have assigned no value to the expansion of the content. Jim explained how Mondee was originally only flights through travel agents. And that was the case in 2019, we have added hotel content is almost 10% of our business. We have added cars, we are adding cruises, theme parks, event, none of that is included in this underwriting. And then last but not least, we have not included in the underwriting scenario, the M&A strategy, which is the main use of process of the transaction. So we underwrote based on this $80 million on a blue sky scenario, we are talking about an EBITDA of more than $200 million.

And here you see precisely how conservative our underwriting is and this is the table that we showed to the markets last year. You can find it on the filings online for 2021. This is the column for the estimate of 2021 that we showed to the PIPE investors and the market last year. As you can see, we are announced a few months ago, the actual results of 2021. So with the same number of tickets sold or flight sold, because like Jim explained, we are mostly international flights and the recovery of international started mostly in 2022. In 2021, there was mostly domestic flights recovery, right?

So with the same number of tickets, we managed to exceed our net revenues by 43%. And this is because of the addition of the revenue streams that Jim explained. Then Q1 2022, a few weeks ago, we announced our Q1 2022 results, we have tripled the revenues relative to the same period last year, but most importantly, we have returned already to EBITDA positive profitability.

And this is extremely important because Q1 2022 was impacted, especially January and the first half of February by Omicron. So imagine if we were able to return to EBITDA profitability during a quarter that was deeply impacted by Omicron imagine the remaining quarters we don’t have these adverse circumstances against us. And again, a very important point here is very unique for a travel tech, not just a travel tech for any travel company to recover EBITDA profitability, so early in the stage of the recovery.

All this together with the fact that we have upsized our PIPE was $70 million, all equity pipeline we discussed before, it didn’t go unnoticed, major publications, like the Financial Times, very recently referred to the ITHAX-Mondee transaction as a rare bright spot for PIPE, for SPACs, which basically validates the whole transaction in the case that we have been discussing, the last element we would like to discuss is the comparables.

We said and we explain how the $80 million EBITDA is so conservative. The question is, what do we multiply this $80 million EBITDA to construct the valuation of the company. And here we use the 10.5 times multiple and the comps that we have used or the incumbents. We haven’t used high growth travel or other type of technology companies, we are grounding again, our valuation, in reality. As you can see here, the cons that we have used Expedia booking Amadeus, corporate travel management, Sabre, et cetera. These players, as you can see at the bottom of this slide, they are growing 7%, 10%, 15%, 16%. We are growing 40% organically, more than 60% of you include inorganic growth. So 7, 8 times faster than our concert. And despite that, we are coming to market at the real discount to the market comes, we are using two metrics EV divided by EBITDA and EV divided by EBITDA minus CapEx.

We think this metric is more relevant, because by adjusting for CapEx, we are creating a proxy for free cash flows, which as a value private equity fund to us as the most relevant metric. So on this metric, we are bringing the company to market at 11 times EBITDA minus CapEx, the concept is trading at a fairly big premium to that. So we are giving a real discount despite the fact that our EBITDA is very conservative. And despite the fact that we are growing much faster than these concepts.

So basically to summarize, we are very excited by this opportunity as an expert in travel. We think this is one of the most compelling stories out there for four reasons. Number one, it is a company that is EBITDA positive and was EBITDA positive before the pandemic. As you know, with the current change in the mood of the markets, there is by far more value assigned to profitable companies and we have here at a profitable company.

Number two, in addition to being a value profitable company, it is a growth company, it’s been growing 40%, organically, 62% with M&A. And this is because – it has disrupted a certain segment of the market, the discounted flies for travel agents, and now very predictably. We are going beyond that disruption to attack the entire $1 trillion travel market, which includes hotels, cruises, theme parks on the content side. And then on the distribution, we are going beyond travel agents to as Jim explained, influencers, home based agents, but also small and medium sized enterprises and then entire kind of consumer and corporate work through subscription based products.

Number three, we believe our valuation is very conservative and it has been validated by the ability to raise a $70 million [indiscernible] (0:33:04). And number four, and last but not least, is the fact that all the money is used accretively for an M&A strategy as opposed to covering cash losses or cash burn. And for all these four reasons, we feel that this is a very, very compelling transaction, and we are open to answer any questions you may have.

So thank you very much to everybody for participating. I think we have exhausted the entire 35 minute allocation. We look forward to hearing from you.

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, that Amendment No. 3 to Form S-4, filed with the SEC on June 7, 2022, and that Amendment No. 4 to Form S-4, filed with the SEC on June 13, 2022, which includes a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, that Amendment No. 3 to Form S-4, filed with the SEC on June 7, 2022, and that Amendment No. 4 to Form S-4, filed with the SEC on June 13, 2022, which includes a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, that Amendment No. 3 to Form S-4, filed with the SEC on June 7, 2022, and that Amendment No. 4 to Form S-4, filed with the SEC on June 13, 2022, which includes a prospectus/proxy statement of ITHAX. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.